1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 22, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT

THE 2012 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES AND

THE 2012 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The 2012 first class meeting of the holders of A shares of the Company and the 2012 first class meeting of the holders of H shares of the Company were held at 10:30 a.m. and 11:30 a.m., respectively, on 22 June 2012. Resolutions set out in the notice of class meeting of the holders of A shares and the notice of class meeting of the holders of H shares dated 8 May 2012 were duly passed.

The 2012 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) and the 2012 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively, the “Shareholders’ Class Meetings”) were convened at 10:30 a.m. and 11:30 a.m., respectively, on 22 June 2012 by Yanzhou Coal Mining Company Limited (the “Company”). Resolutions set out in the notice of class meeting of the holders of A shares and the notice of class meeting of the holders of H shares dated 8 May 2012 were duly passed. The convening of the Shareholders’ Class Meetings and all resolutions passed at the Shareholders’ Class Meetings were proceeded in compliance with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

I. CONVENING AND ATTENDANCE OF THE SHAREHOLDERS’ CLASS MEETINGS

(1) Convening of the Shareholders’ Class Meetings

(i) Time:	A Shareholders’ Class Meeting: 10:30 a.m. on 22 June 2012

H Shareholders’ Class Meeting: 11:30 a.m. on 22 June 2012

(ii) Venue:	Conference room of Wai Zhao Building at 329 South Fushan Road,

Zoucheng, Shandong Province, the PRC

(iii) Method:	Voting by poll

(iv) Convened by: the board of directors of the Company (the “Board”)

(v) Chairman: Mr. Li Weimin, chairman of the Board

(2) Attendance of the Shareholders’ Class Meetings

1. Attendance of the A Shareholders’ Class Meeting

5 shareholders attended either in person or by proxy at the A Shareholders’ Class Meeting, represented 2,600,469,364 A shares of the Company carrying voting rights (or 87.85% of the total number of domestic shares of the Company carrying voting rights) which comprised of 2,600,000,000 A tradable shares subject to trading moratorium and 469,364 A tradable shares not subject to trading moratorium.

2. Attendance of the H Shareholders’ Class Meeting

1 shareholder attended in person or by proxy at the H Shareholders’ Class Meeting, represented 781,990,886 H shares of the Company carrying voting rights (or 39.93% of the total number of H shares of the Company carrying voting rights).

3. 10 Directors, 6 Supervisors, the General Manager, the Chief Financial Officer and the Secretary to the Board and other senior management attended the meeting. 1 Director did not attend due to work commitment.

The Shareholders’ Class Meetings were legally and validly convened in accordance with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

II. RESOLUTIONS CONSIDERED AND PASSED

1. A Shareholders’ Class Meeting

The following special resolution was considered and passed through voting by way of registered poll at the meetings:

Approved “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”

Approved the grant of general mandate to Mr. Wu Yuxiang as representative of the Board to repurchase H Shares of the Company not exceeding 10% of the total amount of existing issued H Shares of the Company as at the date of passing the resolution during the relevant authorized period. The Board shall, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company, determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the articles of association of the Company and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase).

(Voting Results: The number of shares represented by votes for the resolution was 2,600,469,364 shares, represented 100% of the total number of A shares with voting rights present at the meeting for the resolution. The number of shares represented by votes against the resolution was 0. The number of shares represented by votes abstained was 0.)

2. H Shareholders’ Class Meeting

The following special resolution was considered and passed through voting by way of registered poll at the meetings:

Approved “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”

Approved the grant of general mandate to Mr. Wu Yuxiang as representative of the Board to repurchase H Shares of the Company not exceeding 10% of the total amount of existing issued H Shares of the Company as at the date of passing the resolution during the relevant authorized period. The Board shall, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company, determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the articles of association of the Company and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase).

(Voting Results: The number of shares represented by votes for the resolution was 771,424,428 shares, represented 98.6488% of the total number of A shares with voting rights present at the meeting for the resolution. The number of shares represented by votes against the resolution was 4,546,290 shares, represented 0.5814% of the total number of A shares with voting rights present at the meeting for the resolution. The number of shares represented by votes abstained was 6,020,168 shares, represented 0.7698% of the total number of A shares with voting rights present at the meeting for the resolution. There was no share entitling the holder to attend but was required to abstain from voting in favour pursuant to the Listing Rules; no shareholder was required under the Listing Rules to abstain from voting.)

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood PRC lawyers (“King & Wood”) as scrutineer for the purpose of vote-taking at the Shareholders’ Class Meetings.

III. PRESENCE OF LAWYER

The Company has appointed King & Wood, Beijing to witness the relevant matters at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. King & Wood, Beijing accepted the appointment and authorized Liu Sijia to attend the meetings. King & Wood, Beijing issued a legal opinion concluding that the procedures for convening and holding of the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the eligibilities of the shareholders in attendance either in person or by proxy and the polling procedures were in compliance with the relevant requirements of the laws, regulations, the Rules for Shareholders Meetings and the articles of association of the Company; the eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective; the procedures and results of the Shareholders’ Class Meetings were valid and effective; and the resolutions passed at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR FURTHER REFERENCE

1. Written resolutions of the 2012 first class meeting of the holders of A shares of the Company and the 2012 first class meeting of the holders of H shares of the Company which were signed and confirmed by the directors, supervisors and the scrutineer attending the meetings and the meeting recorder; and

2. Legal opinion in relation to the 2012 first class meeting of the holders of A shares of the Company and the 2012 first class meeting of the holders of H shares of the Company which was issued by King & Wood, Beijing.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 June 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC